ANALYST HUB SECURITIES, LLC

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FISCAL YEAR ENDED
MARCH 31, 2025

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70144

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 3/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Analyst Hub Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2301 South Capital of Texas Highway, Suite J-101
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kronenberg (Name) (512) 884-1086 (Area Code – Telephone Number) mike@analysthubsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South #4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

9/18/2003 (Date of Registration with PCAOB)(if applicable) 217 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kronenberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Analyst Hub Securities LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

AMY V OWEN
Notary Public, State of Texas
My Commission Expires
February 08, 2028
NOTARY ID 134753612

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents



517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Analyst Hub Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Analyst Hub Securities, LLC (the "Company") as of March 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the fiscal year ended March 31, 2025, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the fiscal year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1; Schedule II - Determination of the Reserve Requirements Under SEC Rule 15c3-3; and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (Collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 17, 2025

Analyst Hub Securities, LLC
Statement of Financial Condition
March 31, 2025

Assets

Cash	$	194,662
Prepaid Expenses		223
Total Assets	$	194,885

Liabilities and Member's Equity

Accounts Payable	$	250
Due to Parent		27,744
Total Liabilities		27,994
Member's Equity		166,891
Total Liabilities and Member's Equity	$	194,885

Analyst Hub Securities, LLC
Statement of Operations
For the Fiscal Year Ending March 31, 2025

Revenue		
Publication and distribution of research	$	3,876,554
Consulting Services		500,000
Advisory Fees		464,633
		4,841,187
Expenses		
Compensation		4,357,454
IT Expenses		298,913
Professional Fees and Other Expenses		191,718
Regulatory Fees		27,837
Occupancy		14,520
Total Expenses		4,890,442
Net Loss	$	(49,255)

Analyst Hub Securities, LLC
Statement of Changes in Member's Equity
For the Fiscal Year Ending March 31, 2025

Balance at April 1, 2024	$	466,146
Distributions		(250,000)
Net Loss		(49,255)
Balance at March 31, 2025	$	166,891

Analyst Hub Securities, LLC
Statement of Cash Flows
For the Fiscal Year Ending March 31, 2025

Cash Flows From Operating Activities

Net Loss	$	(49,255)
Adustments to reconcile net income to net cash		
(used in) operating activities:		
Due to Related Party		(115,280)
Prepaid Expenses		1,470
Accounts Payable		250
Net Cash Used in Operating Activities		(162,815)
Capital Distributions		(250,000)
Net Cash Decrease during the Year		(412,815)
Cash at Beginning of Year		607,477
Cash at End of Year	$	194,662

Supplemental Disclosures of Cash Flow Information

No Cash was paid for interest or taxes in the fiscal year ended March 31, 2025.

ANALYST HUB SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2025

Note 1 - Organization and Nature of Business

Analyst Hub Securities, LLC ("Company") was organized on June 4, 2018 in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on May 8, 2019. The Company is authorized to engage in merger and acquisition advisory services, referral fees from other broker/dealers, publication and distribution of research and best efforts underwriting.

The Company is owned by Analyst Hub Holdings, LLC ("AHH" or "Parent"), a Delaware Corporation. AHH made a capital contribution of $100,000 to the Company in 2018. For the fiscal year ending March 31, 2025, the Company's operations are maintained via consulting and referral revenue earned and AHH stands ready to fund operations with additional capital if needed.

SEGMENT REPORTING: The Company is engaged in a single line of business as a securities boker dealer, which is comprised of one class of service. The Company has identified its CEO, Michael Kronenberg, as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2 - Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances in a large financial institution located in the United States. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties. The Company did not hold cash equivalents as of March 31, 2025.

ASC 606 Revenue Recognition
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to a customer. For the fiscal year ended March 31, 2025, 80% of total revenue was earned from a single client, LPS Capital, LLC.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of services – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. There was $4,841,188 earned revenue for the fiscal year ending March 31, 2025. For more detailed information about reportable segments, see below:

Fees earned: Referral fees are derived from commission sharing agreements that the Company has with other broker-dealers for referring its research customers to these broker-dealers for trade execution services. Revenue is also generated through the publication and distribution of research. Additionally, consulting revenue is earned via referral fees from advisory services. Revenue for consulting, referral fees and research is generally recognized at the point in time that the performance under the arrangement is completed in accordance with the terms of the customer agreement (the closing date/completion of the transaction).

Use of Estimates
The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting. Actual results could differ from those estimates.

Financial Instruments – Credit Losses
FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326"), which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. As of March 31, 2025, the Company did not have any allowance for credit loss.

Income Taxes
The Company relocated to Texas and is subject to Texas franchise tax; this obligation has been assumed by AHH. The Company is recognized as a single member limited liability company by the Internal Revenue Service. As such, it is treated as a disregarded entity and isn't subject to income taxes. The Company files consolidated federal, state and local tax returns with its parent company, AHH, which is a limited liability company ("LLC"). The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. The Company is subject to examinations by U.S. Federal and State tax authorities from 2021 to the present, and generally for three years after they are filed.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in consideration of the circumstances and may include the company's own data).

There were no levels to measure at March 31, 2025.

Note 4 – Related Party

Under the terms of an expense sharing agreement with AHH, the Company shares technology costs with AHH that are billed quarterly and payable quarterly in arrears. 100% reimbursement is made to AHH for expenses directly related to the Company which are included in technology and other expenses in the accompanying Statement of Operations. The Company owes $27,744 to AHH as of March 31, 2025, which is included in Due to Parent in the accompanying statement of financial condition.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed (in the Company's case) 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025 the Company had net capital of $166,668, which was $161,668 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .1680 to 1.

Note 6 – Commitments & Contingencies

The Company entered into a month-to-month office lease agreement with Palometa Holdings for office space located at 2301 South Capital of Texas Hwy (Texas) building J-101. The tenant (Company) may end the lease at their discretion with 30 days' notice, which excludes the Company from the FASB ASC 842 lease accounting standard requirement.

Note 7 – Subsequent Events

Management has approved these financial statements. The Company has evaluated subsequent events through June 17, 2025 to determine if events or transactions occurring through the date of the financial statements require adjustment to or disclosure in the financial statements.

Analyst Hub Securities, LLC
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2025

Net Capital Computation				
Ownership equity			$	166,891
Less non-allowable assets				(223)
Total Net Capital				166,668
Net Capital Requirement:				
Statutory Minimum Net Capital	**$5,000**			
6 2/3% of Aggregate Indebtedness	**$1,866**			
Minimum Net Capital Requirement				(5,000)
Excess Over Minimum Net Capital Requirement			$	161,668
Total Aggregate Indebtedness			$	27,994
Ratio of Aggregate Indebtedness to Net Capital				.1680 to 1

There were no material differences between the net capital computation presented above and the net capital computation shown in the Company's unaudited Form X-17A-5 Part IIA filing as of March 31, 2025.

Analyst Hub Securities, LLC

Schedule II
Determination of Reserve Requirements
Under SEC Rule 15c3-3
March 31, 2025

Analyst Hub Securities, LLC has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the fiscal year ended March 31, 2025.

Analyst Hub Securities, LLC

Schedule III
Information Related to Possession or Control
Requirements Under SEC Rule 15c3-3
March 31, 2025

Analyst Hub Securities, LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the fiscal year ended March 31, 2025.

See Accompanying Report of Independent Registered Public Accounting Firm.





berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Analyst Hub Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which Analyst Hub Securities, LLC (the "Company") stated the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is deemed to be non-covered, and is not subject to the requirements of 17 C.F.R. § 240.17a-5 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) referral fees from other broker/dealers and consulting services; and (3) publication and distribution of research and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 17, 2025

Analyst Hub Securities, LLC Exemption Report

Analyst Hub Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.I7a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

I) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is deemed to be non-covered, and is not subject to the requirements of 17 C.F.R. § 240.17a-5 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) referral fees from other broker/dealers and consulting services; and (3) publication and distribution of research and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmittedfor effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Analyst Hub Securities, LLC

I Michael Kronenberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

Date:___June 17, 2025_____